

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

VIA E-Mail
Mr. Donald R. Ramon
Chief Financial Officer
Invesco Mortgage Capital, Inc.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309

> Re: **Invesco Mortgage Capital, Inc.**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed on March 1, 2013**
>   **File No. 001-34385**

Dear Mr. Donald R. Ramon:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies, page 46

1.   We note you generally just reference your notes to the financial statements when discussing your critical accounting policies within your MD&A.   Please note that the discussion of critical accounting policies in MD&A should present an analysis of the uncertainties involved in applying a principle while the accounting policy note in the financial statements should describe the method used to apply the accounting principle. Please revise future periodic filings accordingly.   Reference is made Release No. 33-8350 "Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations".

Consolidated Statements of Operations, page 69

2.   We note that you have included dividends declared per share on the face of your
        Consolidated Statements of Operations versus in the notes to your financial statements.
        Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the
        Accounting Standards Codification (ASC).

Note 2 – Summary of Significant Accounting Policies

Securities, page 75

3.   Please tell us and expand your disclosures to discuss in detail your accounting policy for
        determining how your securities meet the criteria to be accounted for under ASC Topic
        320-10 versus 325-40.   Your expanded disclosures, and response, should address the
        following:
        ▪ Evaluation process for securities purchased at par versus at a substantial discount
        ▪ Use of ratings in determining the appropriate accounting and methodology for the
          final ratings utilized when multiple ratings are available.   Please note that securities
          with a rating below AA at acquisition should be accounted for under the guidance
          outlined in ASC Topic 325-40.
        ▪ For securities with split ratings (i.e. one below AA and others above AA), please
          describe the analysis (i.e. highest, lowest, average, or most recent) performed in
          determining the appropriate rating.   Your response should address split rating
          scenarios where you defer to a higher rating.   In these situations, please describe the
          rationale and factors considered in determining that the higher rating is more
          appropriate.

Note 3 – Mortgage-Backed Securities, pages 78 – 82

4.   We note you use third party pricing services to price your securities.   Please tell us and
        revise MD&A disclosures in future filings to address the following areas:
        ▪ The number of prices you generally obtain per instrument, and if you obtain multiple
          prices, how you determine the ultimate value you use within your financial
          statements.
        ▪ Whether and if so, how and why, you adjusted prices you obtained from pricing
          services.
        ▪ The extent to which the pricing services are gathering observable market information
          as opposed to using unobservable inputs and/or proprietary models in making
          valuation judgments and determinations.
        ▪ Describe any procedures you perform to validate the prices you obtain to ensure the
          fair value determination and its categorization within the fair value hierarchy is
          consistent with Topic 820 of the Accounting Standards Codification.

5. Your disclosures on page 81 speak generally that your unrealized losses on MBS-CMO, non-Agency RMBS, and CMBS were due to non-credit related factors such as interest rate spreads, prepayment speeds, and market fluctuations and that other factors considered in determining whether unrealized losses are other than temporarily impaired include the nature of the investment, the severity and duration of the impairment, and the cause of the impairment.   Please provide to us and revise future periodic filings to include more specific information that provides sufficient information to allow financial statement users to understand your quantitative disclosures and how you determined that your unrealized losses are not other than temporarily impaired.   Reference is made to paragraph 320-10-50-6(b) of the ASC.

Note 9 – Shareholders' Equity

Dividends, page 92

6. Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant